Exhibit 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

MGT Capital Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying balance sheets of MGT Capital Investments, Inc. (the Company) as of December 31, 2022 and 2021, the related statements of operations, stockholders’ (deficit) equity and cash flows for each of the years in the two year period ended December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two years period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and will require additional capital to continue as a going concern. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Derivative liability on Convertible Promissory Notes – Refer to Note 7 of the financial statements

Critical Audit Matter Description

As described in Note 7 to the financial statements, as of December 31, 2022, the Company utilized a Monte Carlo Simulation to value a derivative liability relating to the conversion feature of convertible debt in accordance with ASC 820, “Fair Value Measurement”. A Monte Carlo simulation is used to model the probability of different outcomes in a process that cannot easily be predicted due to the intervention of random variables. It is a technique used to understand the impact of risk and uncertainty and establishes a fair value based on the most likely outcome.

We identified the valuation of the derivative liability relating to a conversion feature of convertible debt as a critical audit matter because the results cannot be duplicated and requires a high degree of auditor judgment. The principal considerations for our determination that performing procedures relating to the valuation of the conversion feature as a critical audit matter are (1) there was a high degree of auditor judgment and subjectivity in applying procedures relating to the fair value of the derivative liability due to the significant judgments made by management when developing the estimates and (2) significant audit effort was required in evaluating the significant assumptions relating to the estimates, including the assumptions used in the simulation. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing the following procedures and evaluating the audit evidence obtained.

How the Critical Audit Matter was Addressed in the Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included the following:

●	Inquiry of management regarding the development of the assumptions used in the valuation of the derivative liability.

●	Testing management’s process included evaluating the appropriateness of the valuation model, testing the completeness, accuracy, and relevance of underlying data used in the model, and testing the reasonableness of significant assumptions, including the stock price, term, volatility, annual expected return, discount rate and dividend yield.

●	Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of significant assumptions.

●	Evaluated the experience and qualifications of the Company’s external consultant assisting with the estimate of fair value. Made inquiries of the Company’s external consultant to ascertain objectivity or bias of the external consultant.

●	Obtained an understanding of the nature of the work the Company’s external consultant performed, including the objectives and scope of the external consultant’s work and the methods or assumptions used. Identified and evaluated assumptions utilized by the external consultant and the supporting evidence provided.

●	Identified and evaluated significant assumptions used by the Company’s external consultant for reasonableness.

/s/ RBSM LLP

We have served as the Company’s auditor since 2017.

Las Vegas, NV

March 31, 2023

PCAOB ID: 587